08027174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 15847

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Equity Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727-A Allen Parkway, Suite 2-G7
(No. and Street)

Houston (City) Texas (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhonda Washington (713)831-2649
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCooper LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana St., Suite 2900 (Address) Houston (City) Texas (State) 77002-5678 (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rhonda Washington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Equity Services Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL J. KLEPPER
MY COMMISSION EXPIRES
April 16, 2008

Rhonda J. Washington
Signature

Senior Accountant, FINOP
Title

Cheryl J. Klepper
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

American General Equity Services Corporation

Consolidated Financial Statements and Supplemental Schedules
December 31, 2007

American General Equity Services Corporation
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and Stockholder of
American General Equity Services Corporation

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of American General Equity Services Corporation and its subsidiary (the "Company") at December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2008

American General Equity Services Corporation
Consolidated Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	212,030
Accounts receivable from affiliates		97,575
Federal income taxes receivable		1,845
Prepaid expenses and other assets		21,353
Total assets	$	332,803
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$	3,779
Other liabilities		6,350
Total liabilities		10,129
Stockholder's equity		
Common stock, $10 par value 1,000 shares, authorized, issued and outstanding		10,000
Retained earnings		312,674
Total stockholder's equity		322,674
Total liabilities and stockholder's equity	$	332,803

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Consolidated Statement of Operations
Year Ended December 31, 2007

Revenues		
Concession revenue	$	20,546
Investment income		19,844
Total revenues		40,390
Expenses		
Commission expenses		154
Taxes, fees and licenses		(14,206)
Affiliate service fee		53,592
General and administrative expenses		37,995
Total expenses		77,535
Loss before income taxes		(37,145)
Income tax benefit		13,001
Net loss	$	(24,144)

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Retained Earnings	Total
Balances at January 1, 2007	$ 10,000	$ 336,818	$ 346,818
Net loss	-	(24,144)	(24,144)
Balances at December 31, 2007	$ 10,000	$ 312,674	$ 322,674

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Consolidated Statement of Cash Flows
Year Ended December 31, 2007

Operating activities		
Net loss	$	(24,144)
Adjustments to reconcile net income to cash used in operating activities		
Changes in assets and liabilities		
Accounts receivable from affiliates		(54,497)
Prepaid expenses and other assets		37,908
Payable to affiliates		(30,288)
Federal income taxes payable		(6,210)
Accrued expenses and other liabilities		6,350
Net cash used in operating activities		(46,737)
Net decrease in cash and cash equivalents		(70,881)
Cash and cash equivalents		
Beginning of year		282,911
End of year	$	212,030
Supplemental disclosure of cash flow information		
Cash received during the year for income tax refund	$	45,743

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Significant Accounting Policies

Nature of Business

American General Equity Services Corporation ("AGESC" or the "Company") is a wholly owned subsidiary of American General Life Insurance Company ("AGL" or the "Parent"), an indirect wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company is registered as a broker-dealer for variable life insurance and variable annuities products. The Company is authorized to transact business in all 50 states.

Consolidation Principles

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, American General Insurance Agency Incorporated ("AGIAI"). All significant intercompany transactions and accounts have been eliminated.

The following is a summary of significant accounting policies which have been consistently followed in the preparation of the Company's financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of 90 days or less when purchased.

Income Taxes

For the year ended December 31, 2007, the Company will join in the filing of a consolidated federal income tax return with AIG and its affiliates.

The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

The effective tax rate for 2007 was 35%, which follows the statutory federal income tax rate. There was no difference between the expected income tax benefit computed at the U.S. statutory income tax rate and the Company's income tax benefit.

The Company files separate state and local income tax returns.

Revenue Recognition

Concession revenue represents revenues earned on the sale of products distributed by the Company's registered representatives. Concession revenue and the related commission expense is recorded on a trade-date basis as securities transactions occur.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Recent Accounting Standards
On July 13, 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The Company adopted the provisions of FIN 48 on January 1, 2007. The Company has no uncertain income tax positions and no amounts have been recorded in the consolidated financial statements related to income tax uncertainties.

2. Commitments and Contingencies

The Company is subject to various legal and regulatory actions in the ordinary course of its business. Pending legal and regulatory actions include proceedings relating to aspects of our business and operations that are typical of the business in which the Company operates. The outcomes of the legal and regulatory matters are subject to many uncertainties and therefore cannot be predicted. It is possible that the results of operations or the cash flow of the Company could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on the Company's financial position.

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the year ended December 31, 2007. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2007.

4. Net Capital Requirements and Reconciliation Between the Audited Statement of Financial Condition and the FOCUS Report with Respect to Methods of Consolidation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2007, the Company had net capital of $217,388, which was $212,388 in excess of the $5,000 minimum net capital required for the Company. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 at December 31, 2007. The Company files its FOCUS report on an unconsolidated basis.

A reconciliation of amounts reported herein to amounts reported by the Company on the FOCUS report filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

	FOCUS Report	Subsidiary Consolidated, Related Eliminations and Adjustments	Financial Statements
Assets			
Cash and cash equivalents	$ 231,839	$ (19,809)	$ 212,030
Accounts receivable from affiliates	13,365	84,210	97,575
Prepaid expenses and other assets	21,353	-	21,353
Federal income taxes receivable	-	1,845	1,845
Investment in subsidiary	65,932	(65,932)	-
Total assets	$ 332,489	$ 314	$ 332,803
Liabilities and Stockholder's Equity			
Liabilities			
Payable to Parent and affiliates	$ 3,465	$ 314	$ 3,779
Other liabilities	6,350		6,350
Total liabilities	9,815	314	10,129
Stockholder's equity			
Common stock, $10 par value; 1,000 shares authorized, issued and outstanding	10,000	-	10,000
Retained earnings	312,674	-	312,674
Total stockholder's equity	322,674	-	322,674
Total liabilities and stockholder's equity	$ 332,489	$ 314	$ 332,803

AGESC's federal income taxes receivable of $12,167 was included in the accounts receivable from affiliates balance in the FOCUS filing. However, for consolidated financial reporting purposes, the federal income taxes payable of $10,322 for AGIAI was netted with the federal income taxes receivable of AGESC, resulting in an income taxes receivable of $1,845 on a consolidated level. For this presentation, the receivable was classified under Federal income tax receivable.

5. Related Party Transactions

AGESC is the principal underwriter and distributor of AGL, AIG Life Insurance Company and American International Life Assurance Company of New York (two companies combined "AIGL/AIL") and The United States Life Insurance Company in the City of New York ("USL") variable annuity and variable universal life contracts. Commission of $19,442,259, $4,437,707 and $65,196 were paid by affiliated companies, including other broker-dealers, in connection with the distribution of AGL, AIGL/AIL and USL contracts, respectively. The Company does not receive the cash related to these commissions. The resulting commission revenues and offsetting commission expense have not been reflected in these financial statements.

AGESC receives services from AGSI, which allocates a portion of the applicable departmental expenses to AGESC. Departmental expenses in the amount of $50,221 were allocated in total to AGESC and $3,371 to AGIAI during 2007.

6. Subsequent Events

Effective January 1, 2008, American General Equity Services Corporation contributed 100% of the net assets and liabilities of AGIAI to Variable Annuity Life Insurance Company ("VALIC"), an affiliate of the Company. The transfer has no impact on the accompanying financial statements.

American General Equity Services Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007 **Schedule I**

Net capital		
Total stockholder's equity (from the consolidated statement of financial condition)	$	322,674
Less		
Nonallowable assets		
Investment in subsidiary		65,932
Prepaid expenses and other assets		21,353
Federal income taxes receivable		12,167
Accounts receivable from affiliates		1,198
Total nonallowable assets		100,650
Haircut on securities positions		4,636
Net capital	$	217,388
Aggregate indebtedness		
Items included on statement of financial condition		
Payable to parent and affiliates	$	3,465
Other liabilities		6,350
Total aggregate indebtedness	$	9,815
Computation of basic net capital requirement		
Minimum net capital required (greater of 6-2/3% of aggregated indebtedness or $5,000)	$	5,000
Excess net capital	$	212,388
Ratio: Aggregate indebtedness to net capital		.05

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2007.

American General Equity Services Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Schedule II

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

American General Equity Services Corporation
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007 — Schedule III

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors on Internal Control Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission

To the Board of Directors and Stockholder of
American General Equity Services Corporation

In planning and performing our audit of the consolidated financial statements of American General Equity Services Corporation (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2008

END